

07005131


SEC MAIL
RECEIVED
PROCESSING
MAR 2 8 2007
WASH., D.C.
186
SECTION

UNITED STATES
RITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49950

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2006 (MM/DD/YY) AND ENDING January 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. Wagner & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5510 Sunol Blvd. #3 (Effective 03/01/2007)
(No. and Street)

Pleasanton	CA	94566
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily E. Wagner — 925-416-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAUSEY DEMGEN & MOORE INC.
(Name – *if individual, state last, first, middle name*)

1801 California St. Suite 4650	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emily E. Wagner, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of E. Wagner & Associates, Inc., as of January 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Emily E. Wagner
Signature

President
Title

Hassan Zafari
Notary Public



HASSAN ZAFARI
Comm. # 1431045
NOTARY PUBLIC - CALIFORNIA
Alameda County
My Comm. Expires July 17, 2007

3-23-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 28 2007
WASH. D.C.
186
SECTION

E. WAGNER & ASSOCIATES, INC.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

JANUARY 31, 2007

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Directors
E. Wagner & Associates, Inc.

We have audited the accompanying statement of financial condition of E. Wagner & Associates, Inc. as of January 31, 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Wagner & Associates, Inc. as of January 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Causey Demgen & Moore Inc.
CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
March 21, 2007

CDM

E.WAGNER & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
January 31, 2007

ASSETS

Cash and cash equivalents	$ 176,960
Certificates of deposit	95,000
Deposit with clearing organization	30,104
Commissions receivable	60,344
Property and equipment:	
Office furniture, equipment and software	48,961
Vehicle	60,027
	108,988
Less accumulated depreciation and amortization	(94,030)
Net property and equipment	14,958
Deferred tax asset (Note 5)	55,300
Marketable securities owned (Note 3)	10,200
	$ 442,866

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 16,898
Accrued pension liability (Note 6)	100,000
Total liabilities	116,898
Commitments (Note 4)	
Stockholder's equity (Note 2):	
Common stock, no par value; 150,000 shares authorized, 66,000 shares issued and outstanding	65,100
Retained earnings	260,868
Total stockholder's equity	325,968
	$ 442,866

See accompanying notes.

E. WAGNER & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the year ended January 31, 2007

Revenues:	
Commissions	$ 89,716
Financial advisory fees	134,610
Interest and other	13,705
Unrealized gain on marketable securities (Note 3)	6,900
	244,931
Expenses:	
Salaries and payroll taxes	132,111
General and administration	90,854
Pension contribution and expense (Note 6)	100,000
Registration and regulatory fees	1,296
Depreciation and amortization	13,280
	337,541
Loss before provision for income taxes	(92,610)
Income tax benefit (Note 5)	29,145
Net loss	$ (63,465)

See accompanying notes.

E. WAGNER & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended January 31, 2007

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balance, January 31, 2006	66,000	$ 65,100	$ 324,333	$ 389,433
Net loss for the year ended January 31, 2007	-	-	(63,465)	(63,465)
Balance, January 31, 2007	66,000	$ 65,100	$ 260,868	$ 325,968

See accompanying notes.

E. WAGNER & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the year ended January 31, 2007

Cash flows from operating activities:	
Net loss	$ (63,465)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	13,280
Net unrealized gain on securities owned	(6,900)
Deferred income taxes	(25,800)
Changes in assets and liabilities:	
Deposit with clearing organization	(23)
Commissions receivable	35,553
Accounts payable and accrued expenses	11,742
Accrued pension liability	70,595
Total adjustments	98,447
Net cash provided by operating activities	34,982
Cash flows from investing activities:	
Purchase of property and equipment	(2,181)
Net cash used in investing activities	(2,181)
Net increase in cash and cash equivalents	32,801
Cash and cash equivalents at the beginning of the year	144,159
Cash and cash equivalents at end of year	$ 176,960

Supplemental disclosure of cash flow information:

During the year ended January 31, 2007, the Company paid cash for state income taxes in the amount of $800, and was refunded federal income taxes in the amount of $4,145.

See accompanying notes.

E. WAGNER & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2007

1. Organization and summary of significant accounting policies

Organization:

E. Wagner & Associates, Inc. (the "Company") located in Pleasanton, California, was incorporated in the State of California on February 6, 1997, for the purpose of conducting business as a registered broker dealer in securities. The Company is a full service investment banking firm specializing in the underwriting of municipal securities and providing financial advisory services to cities, counties, school districts and special districts in California.

The Company does not hold cash or securities for the account of customers. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company must clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all customer accounts and maintains all related books and records which are customarily kept by a clearing broker-dealer for accounts carried on a fully disclosed basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Underwriting revenues are recorded by the Company as of the closing date of the transactions.

Concentration of credit risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $100,000 per institution by the Federal Deposit Insurance Corporation (FDIC). The Company, by policy, limits the amount of credit exposure to any one financial institution. At January 31, 2007 and at various times throughout the year, the Company's cash demand deposits exceeded the FDIC's insurance limit of $100,000.

Marketable securities owned:

Marketable securities owned are valued at market value.

E. WAGNER & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2007

1. Organization and summary of significant accounting policies (continued)

Depreciation and amortization:

Depreciation of office furniture and equipment and amortization of capitalized software is provided on the straight-line method over estimated useful lives of three to seven years. Depreciation of vehicle is provided on a straight-line basis over five years.

Income taxes:

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities applying enacted statutory tax rates in effect.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2007, the Company had net capital of $248,811, which was $148,811 in excess of its required net capital of $100,000. The Company had aggregate indebtedness in the amount of $116,898; therefore, its net capital ratio was .47 to 1 at January 31, 2007.

3. Marketable securities owned

Marketable securities owned consists of investments in common stock of the NASDAQ Stock Market, Inc. The original cost of the securities owned at January 31, 2007 was $3,300.

4. Commitments

Operating lease obligations:

The Company leases office facilities under a non-cancelable operating lease. Rent expense under the operating lease amounted to $17,850 for the year ended January 31, 2007.

4. Commitments (continued)

Future minimum rentals due under the non-cancelable operating lease is as follows:

Year ending January 31,	
2008	$ 10,425
2009	9,900
2010	825
	$ 21,150

5. Income taxes

Income tax benefit consists of the following for the year ended January 31, 2007:

Current tax benefit	$ 3,345
Deferred tax benefit	25,800
	$ 29,145

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to the net deferred tax asset relate primarily to differences in property and equipment and a net operating loss carry-forward for federal and state tax purposes. The federal net operating loss carryfoward of $79,341 expires in 2027, and the state net operating loss carryforwards in the amount of $230,289 expire in 2025 through 2027. Deferred tax assets and liabilities at January 31, 2007 consist of the following:

Deferred tax assets:	
Property and equipment	$ 10,100
Federal net operating loss carryforward	27,200
State net operating loss carryforward	20,300
	57,600
Deferred tax liabilites:	
Net unrealized gain on securities owned	(2,300)
	(2,300)
Net deferred tax asset:	$ 55,300

6. Pension plan

In January 1998, the Company established a target benefit pension plan (the "Old Plan") for the purpose of providing retirement benefits to eligible employees. The Old Plan was amended and restated February 1, 2003 as a defined benefit pension plan (the "Plan"). Employees who are at least twenty-one years of age, employed on the Plan anniversary date, working at least 1,000 hours annually and with at least twelve months of service are eligible to participate. The Plan provides pay-related benefits based on compensation and years of service. The Plan sponsor's funding policy is to fund the Plan annually in an amount which satisfies the minimum funding requirements of the Internal Revenue Code (IRC) Section 412, not to exceed the maximum allowed deductible amount as specified by IRC Section 404. The Plan sponsor has engaged the services of an Enrolled Actuary to determine and certify these amounts.

Assets with a fair value of $204,098, which consists of money market and equity securities remain in the Old Plan.

On August 15, 2006, the Plan was terminated. As of that date, benefit accrual ceased. As required by law, the Plan termination was filed with the Pension Benefit Guarantee Corporation and benefits will be paid as soon as the final pension accrual of $100,000 (which is included in the Statement of Financial Condition at January 31, 2007) is paid. There were no benefits paid from the Plan during the year ended January 31, 2007. The benefits expected to be paid out during the year ended January 31, 2008 to close the plan are estimated to be approximately $423,000.

As of January 31, 2007, the Plan activity consisted of the following:

Benefit obligation at beginning of year	$ 300,877
Service cost	105,558
Interest cost	15,796
Actuarial loss during year	1,133
Benefit obligation at end of year	$ 423,364
Fair value of plan assets at end of year:	$ 330,181
Amounts recognized, accrued or prepaid:	
Funded status	$ (93,183)
Unrecognized net actuarial gain	(98,819)
Accrued benefit cost	$ (192,002)
Net periodic benefit cost recognized	$ 100,898

6. Pension plan (continued)

Weighted average asset allocation:	
Equity securities	0%
Debt securities	0%
Real Estate	0%
Other (interest bearing cash)	100%
Weighted average assumptions:	
Assumed discount rate	5.25%
Expected rate of return on plan assets	5.25%
Rate of compensation increase	3.0%

7. Major customers

During the year ended January 31, 2007, all revenues from commissions were derived from one customer.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

Schedule I

E. WAGNER & ASSOCIATES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of January 31, 2007

NET CAPITAL		
Total stockholder's equity	$	325,968
Deduct non-allowable assets:		
Office furniture and equipment, net of depreciation		(14,958)
Deferred tax asset		(55,300)
Net Capital before haircuts on securities positions		255,710
Haircut on trading and investment securities		(5,312)
Undue concentration		(1,587)
Net Capital	$	248,811
AGGREGATE INDEBTEDNESS		
Total liabilities	$	116,898
Total aggregate indebtedness	$	116,898
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	148,811
Ratio: Aggregate indebtedness to net capital		.47 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part IIA of Form X-17A-5 as of January 31, 2007)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	248,811
Net audit adjustments		-
Net capital per above	$	248,811

SCHEDULES II, III, AND IV

E. WAGNER & ASSOCIATES, INC.

As of January 31, 2007

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The information required by Schedules II, III and IV has not been provided as an exemption from rule 15c3-3 is claimed. The Company does not hold cash or securities for the account of customers. All transactions are cleared through Southwest Securities, Inc., on a fully disclosed basis, consequently, it qualifies for exemption from the provision of SEC rule 15c3-3(k)(2)(ii) and Schedules II, III and IV of FOCUS Form X-17A-5, Part III are not required.

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholder and Directors
E. Wagner & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of E. Wagner & Associates, Inc. (the "Company") for the year ended January 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to

permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in its internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore Inc.
CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
March 21, 2007

END